Exhibit 3.7

CERTIFICATE OF FORMATION

OF

COINSTAR PROCUREMENT, LLC

This Certificate of Formation (the “Certificate”) is being executed for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act. The undersigned, being duly authorized to execute and file this Certificate, does hereby certify as follows:

ARTICLE 1. NAME

The name of the limited liability company is Coinstar Procurement, LLC (the “Company”).

ARTICLE 2. REGISTERED OFFICE

The Company’s registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

ARTICLE 3. REGISTERED AGENT

The registered agent of the Company for service of process at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate as of August 16, 2011.

/s/ Donald R. Rench
Donald R. Rench
Authorized Officer